  Exhibit 99.1

High Tide to Open 185th Canna Cabana Location

CALGARY, AB, Oct. 10, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 3406 Dundas Street W, Toronto, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Sunday, October 13. This opening will mark High Tide's 185th Canna Cabana branded retail cannabis location in Canada, the 71st in the province of Ontario and the 11th in the city of Toronto.

The new Dundas Street Canna Cabana opens in the west end of Toronto, in the mature and established neighbourhood of Runnymede with a three-kilometer population density exceeding 150,000 residents. This new store is situated in a retail shopping plaza anchored by a national grocery chain and several other locally owned businesses.

"I am thrilled to announce the opening of our 185th Canna Cabana location in Canada. We achieved this significant milestone just days before the sixth anniversary of Canadian cannabis legalization. I am so proud of what our team has been able to accomplish in such a short time, especially when some of our largest competitors have filed for CCAA or closed their doors completely," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"As previously communicated, we remain focused on rapidly expanding our store network organically across Canada. Our team has been active in sourcing new store sites in tactically selected and established locations in line with our real estate strategy. Our construction pipeline is robust, with many more high-quality sites like Dundas to be launched throughout this calendar year and into 2025," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 185 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to rapidly expanding, launching more sites in 2025 and beyond, and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 10-OCT-24